UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                 Elek-Tek, Inc.
                                (Name of Issuer)

                          Common Stock.  $.01 par value
                         (Title of Class of Securities)

                                  286172  10  1
                                 (CUSIP Number)


        Cameron B. Estes, Jr., 12 Bridlewood Road, Northbrook, IL   60062
                                 (847) 564-1968
            (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                 October 4, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [    ].  (A
fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

                                   No Exhibits

SCHEDULE 13D

CUSIP No.  286172  10  1
___________________________________________________________________________
1    NAMES OF REPORTING PERSONS S.S. OR
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Cameron B. Estes, Jr.
          ###-##-####
___________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                         (b) / /
___________________________________________________________________________
3    SEC USE ONLY


___________________________________________________________________________
4    SOURCE OF FUNDS*

          Not applicable
___________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          / /
___________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
___________________________________________________________________________
                     7   SOLE VOTING POWER
NUMBER OF SHARES              2,443,112
  BENEFICIALLY      _______________________________________________________
   OWNED BY          8   SHARED VOTING POWER
     EACH                       0
   REPORTING        _______________________________________________________
    PERSON           9   SOLE DISPOSITIVE POWER
     WITH                     2,443,112
                    _______________________________________________________
                    10   SHARED DISPOSITIVE POWER
                                0
___________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,443,112
___________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                                / /
___________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               38.8%
___________________________________________________________________________
14   TYPE OF REPORTING PERSON*
               IN

___________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

          Mr. Estes filed with the Securities and Exchange Commission his original Schedule 13D on August 9, 1994 (the "Original Schedule 13D"). This Amendment No. 1, pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended, amends and supplements the Original Schedule 13D.

ITEM 1.   Security and Issuer.

          This statement relates to the common stock, $.01 par value, of Elek-Tek, Inc., a Delaware corporation, whose address is 7350 N. Linder Avenue, Skokie, Illinois 60077.

ITEM 2.   Identity and Background.

          (a)  This statement is being filed by Cameron B. Estes, Jr.

          (b) The business address of Mr. Estes is 12 Bridlewood Road, Northbrook, Illinois 60062.

          (c)  Mr. Estes is a private investor.

          (d) During the last five years, Mr. Estes has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, Mr. Estes has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Mr. Estes is a citizen of the United States.

ITEM 3.   Source and Amount of Funds or Other Considerations.

          Of the shares of Elek-Tek, Inc. common stock to which this statement relates, 2,408,112 shares were acquired by Mr. Estes, as the executor of the estate of Hal S. Goldman, as a result of the death of Hal S. Goldman on July 8, 1994, and 35,000 shares are owned directly by Mr. Estes.

ITEM 4.   Purpose of Transaction.

          2,408,112 shares were acquired by Mr. Estes, as the executor of the estate of Hal S. Goldman, as a result of the death of Hal S. Goldman on July 8, 1994, and 35,000 shares are owned directly by Mr. Estes. Mr. Estes has determined to seek offers to sell some or all of the 2,443,112 shares owned by him individually and by the estate of Hal S. Goldman.

ITEM 5.   Interest in Securities of the Issuer.

          (a) Mr. Estes beneficially owns 2,443,112 shares of Elek-Tek, Inc. common stock, representing 38.8% of the outstanding shares of common stock of Elek-Tek, Inc., of which 2,408,112 shares are held as the executor of the estate of Hal S. Goldman, and 35,000 shares are owned directly by Mr. Estes.

          (b) Mr. Estes has sole voting and dispositive power with respect to all of the shares of common stock of elek-Tek, Inc. owned by him.

          (c) Pursuant to the issuance of letters of office-decedent's estate on July 14, 1994, beneficial ownership of 2,408,112 shares of Elek-Tek, Inc. common stock was acquired by Mr. Estes, as the executor of the estate of Hal S. Goldman, who died on July 8, 1994.

          (d) Mr. Estes, as the executor of the estate of Hal S. Goldman or individually, has the right to receive all dividends from, and proceeds from the sale of, all shares of common stock of Elek-Tek, Inc. owned by him.

          (e)  Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          There are no contracts, arrangements, understandings or relationships with respect to any securities of Elek-Tek, Inc. between Mr. Estes and any other person.

ITEM 7.   Material to be Filed as Exhibits.

          None

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.

Dated:    October 8, 1996


                                   /s/ Cameron B. Estes, Jr.
                                   _______________________________________
                                   Cameron B. Estes, Jr.
                                   Individually and as the Executor of
                                   the Estate of Hal S. Goldman